January 21, 2020

Gregory D. Gorgas
Chief Executive Officer and President
Artelo Biosciences, Inc.
888 Prospect Street, Suite 210
La Jolla, CA 92037

       Re: Artelo Biosciences, Inc.
           Registration Statement on Form S-3
           Filed January 15, 2020
           File No. 333-235917

Dear Mr. Gorgas:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Katherine Bagley at (202) 551-2545 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:    Martin J. Waters